Exhibit 6

FIRST SUPPLEMENTAL INDENTURE

THIS FIRST SUPPLEMENTAL INDENTURE (this “Supplemental Indenture”), entered into as of [●], 2020, among OI S.A. - in judicial reorganization, a corporation (sociedade anônima) organized and existing under the laws of the Federative Republic of Brazil (the “Company”), the subsidiary guarantors party hereto (each, a “Subsidiary Guarantor”), and The Bank of New York Mellon, as trustee (the “Trustee”).

RECITALS

WHEREAS, the Company, the Subsidiary Guarantors party thereto, and The Bank of New York Mellon, as Trustee, entered into the Indenture, dated as of July 27, 2018 (the “Indenture”), relating to the Company’s 10.000%/12.000% Senior PIK Toggle Notes due 2025 (the “Securities”);

WHEREAS, on January 8, 2018 and February 5, 2018, the Seventh Business Court of Rio de Janeiro approved the restructuring plan (the “RJ Plan”) for the Company and each Subsidiary Guarantor in their jointly-administered judicial reorganization proceeding;

WHEREAS, on June 15, 2018, the U.S. Bankruptcy Court for the Southern District of New York entered an order (the “Chapter 15 Order”) giving full force and effect to the RJ Plan within the territorial jurisdiction of the United States;

WHEREAS, the Indenture and Securities were issued in connection with the RJ Plan and Chapter 15 Order;

WHEREAS, pursuant to the Chapter 15 Order, any modifications to the Indenture or the Securities must be made pursuant to the terms of the Indenture for any such modification to be enforceable under applicable New York law;

WHEREAS, pursuant to Section 9.02 of the Indenture, the Company, the Subsidiary Guarantors and the Trustee may amend the Indenture and the Securities with the written consent of the Holders of at least a majority in aggregate principal amount of Securities;

WHEREAS, at least a majority in aggregate principal amount of Securities have consented in writing to the amendments to the Indenture and the Securities as set forth in this Supplemental Indenture; and

WHEREAS, the Trustee is authorized to execute and deliver this Supplemental Indenture pursuant to the terms of the Indenture.

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AGREEMENT

NOW, THEREFORE, in consideration of the premises and mutual covenants herein contained and intending to be legally bound, the parties to this Supplemental Indenture hereby agree as follows:

Section 1. Capitalized Terms. Capitalized terms used herein and not otherwise defined herein are used as defined in the Indenture.

Section 2. Amendments. Pursuant to Section 9.02 of the Indenture, the Indenture and the Securities are hereby amended as follows:

(a)	Clause (21) of the definition of “Asset Sale” in Section 1.01 is replaced in its entirety with the following:

“(21) any transaction or series of related transactions made in accordance with Sections 5.1, 5.2 or 5.3 of the Reorganization Plan;”.

(b)	The definition of “Asset Sale” in Section 1.01 is amended to add the following clauses (23) and (24):

“(23) any transaction or series of related transactions made in accordance with Sections 5 of the Plan Amendment; or

(24) any sale, issuance or other disposition of Capital Stock of the Obligors or the Restricted Subsidiaries in accordance with section 5.5.3 of the Reorganization Plan.”.

(c)	Section 1.01 is amended to add the following definition:

“Plan Amendment” means the amendment to the Reorganization Plan that was approved by the requisite majorities of creditors in the general Creditors’ Meeting held in Brazil on [date], 2020 and confirmed by the 7th Corporate Court of the Judicial District of the State Capital of Rio de Janeiro effective on [date], 2020 upon publication in the official gazette, as may be amended or modified from time to time pursuant to its terms.

(d)	Section 4.02(2)(b) is replaced in its entirety by the following:

“(b) (I) other Indebtedness of the Obligors and the Restricted Subsidiaries outstanding on the Issue Date, or (II) (i) Indebtedness raised in the capital markets not to exceed BRL$2,500.0 million (or the equivalent in other currencies) in accordance with Section 5.5.1 of the Reorganization Plan, (ii) Indebtedness in the form of credit facilities or other debt or financial instruments not to exceed BRL$2,000.0 million (or the equivalent in other currencies) in accordance with Section 5.5.2 of the Reorganization Plan, (iii)

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Indebtedness in the form of credit facilities or other debt or financial instruments not to exceed BRL$5,000.0 million (or the equivalent in other currencies) in accordance with Section 5.5.3 of the Reorganization Plan, (iv) Indebtedness in the form of credit facilities or other debt or financial instruments not to exceed BRL$2,000.0 million (or the equivalent in other currencies) in accordance with Section 5.5.4 of the Reorganization Plan, (v) Indebtedness in the form of credit facilities or other debt or financial instruments in accordance with Section 5.5.6 of the Reorganization Plan and (vi) Indebtedness in the form of credit facilities or other debt or financial instruments incurred in accordance with Section 5 of the Plan Amendment (the foregoing clauses (i) through (vi), together, “Reorganization Plan Additional Indebtedness”), in each case of clauses (i) through (vi) whether or not Incurred within the timeframes referred to in the Reorganization Plan;”.

(e)	Section 4.02(2)(n) is replaced in its entirety by the following:

“(n) Attributable Debt with respect to a Sale and Leaseback Transaction to the extent such Sale and Leaseback Transaction (x) complies with Section 4.08 and not to exceed the greater of (A) BRL$500.0 million (or the equivalent in other currencies) and (B) and 0.75% of Consolidated Total Assets of the Company and its Restricted Subsidiaries, at any one time outstanding or (y) is incurred in connection with a sale, arrangement or other transaction taken in accordance with Sections 5.1, 5.2 and 5.3 of the Reorganization Plan or Section 5 of the Plan Amendment;”

(f)	Section 4.18(2)(viii) is replaced in its entirety with the following:

“(viii) mergers, spin-offs, amalgamations, corporate restructurings, arrangements or any corporate actions taken in accordance with the Reorganization Plan.”.

(g)	Section 5.01 is amended to add the following sentence at the end of such Section:

“Notwithstanding anything to the contrary herein, any conveyance, lease or transfer (in one or a series of related transactions) made in accordance with Sections 5.1, 5.2 or 5.3 of the Reorganization Plan or Section 5 of the Plan Amendment shall not constitute a conveyance, lease or transfer of all or substantially all of the Company’s assets.”.

(h)	Section 5.02 is amended to add the following sentence at the end of such Section:

“Notwithstanding anything to the contrary herein, any conveyance, lease or transfer (in one or a series of related transactions) made in accordance with

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Sections 5.1, 5.2 or 5.3 of the Reorganization Plan or Section 5 of the Plan Amendment shall not constitute a conveyance, lease or transfer of all or substantially all of the assets of a Subsidiary Guarantor.”.

(i)	Article 12 is amended to add the following Section 12.20:

“SECTION 12.20. Plan Amendment Expenses. The Company agrees to reimburse the holders that consent to the execution and delivery of this Supplemental Indenture for their reasonable and documented attorneys’ fees and expenses in connection with the review and execution of this Supplemental Indenture promptly following receipt of reasonably detailed invoices therefor following execution of this Supplemental Indenture.”

(j)	The outstanding Securities (including PIK Securities) are hereby amended to delete or modify all provisions inconsistent with the amendments to the Indenture effected by this Supplemental Indenture, and each Global Security shall be deemed supplemented, modified and amended in such manner as necessary to make the terms of such Global Security consistent with the terms of the Indenture, as amended by this Supplemental Indenture. To the extent of any conflict between the terms of the Global Security and the terms of the Indenture, as amended by this Supplemental Indenture, the terms of the Indenture, as amended by this Supplemental Indenture, shall govern and be controlling.

Section 3. Effectiveness of Indenture.

(a)              Except as specifically provided in this Supplemental Indenture, the Indenture, as heretofore supplemented and amended, shall remain in full force and effect. This Supplemental Indenture shall constitute an indenture supplemental to the Indenture and shall be construed in connection with and form a part of the Indenture for all purposes, and every Holder of Securities heretofore or hereafter authenticated and delivered shall be bound hereby.

(b)             The Company represents and warrants that the conditions precedent set forth in the Indenture applicable to the execution of this Supplemental Indenture have been satisfied, or where permitted, waived, in all respects.

(c)              This Supplemental Indenture shall be effective only upon execution and delivery of this instrument by the parties hereto.

Section 4. Governing Law. THIS SUPPLEMENTAL INDENTURE AND ALL MATTERS ARISING OUT OF OR RELATING IN ANY WAY WHATSOEVER TO THIS SUPPLEMENTAL INDENTURE (WHETHER IN CONTRACT, TORT OR OTHERWISE) SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

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Section 4. Counterparts. This Supplemental Indenture may be signed in various counterparts which together shall constitute one and the same instrument. The exchange of copies of this Supplemental Indenture and of signature pages hereto by facsimile or electronic transmission (via pdf) shall constitute effective execution and delivery of this Supplemental Indenture as to the parties hereto and may be used in lieu of the original Supplemental Indenture for all purposes. Signatures of the parties hereto transmitted by facsimile or electronic transmission (via pdf) shall be deemed to be the original signatures for all purposes.

Section 5. Conflicts. This Supplemental Indenture is an amendment to the Indenture, and the Indenture and this Supplemental Indenture shall henceforth be read together, and to the extent of any inconsistency between the terms of the Indenture and this Supplemental Indenture, the terms of this Supplemental Indenture will control.

Section 6. Trustee. The Trustee shall not be responsible in any manner whatsoever for or in respect or the validity or sufficiency of this Supplemental Indenture or for or in respect of the recitals contained herein, all of which are made solely by the Company and each Subsidiary Guarantor.

[Remainder of Page Intentionally Left Blank]

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IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed as of the date first above written.

OI S.A. - In Judicial Reorganization, as Company
By:
Name:
Title:

By:
Name:
Title:

TELEMAR NORTE LESTE S.A. – In Judicial Reorganization, as Subsidiary Guarantor
By:
Name:
Title:

By:
Name:
Title:

OI MÓVEL S.A. – In Judicial Reorganization, as Subsidiary Guarantor
By:
Name:
Title:

By:
Name:
Title:

(Signature page to Supplemental Indenture)

PORTUGAL TELECOM INTERNATIONAL FINANCE B.V. – In Judicial Reorganization, as Subsidiary Guarantor
By:
Name:
Title:

OI BRASIL HOLDINGS COÖPERATIEF U.A. – In Judicial Reorganization, as Subsidiary Guarantor
By:
Name:
Title:

(Signature page to Supplemental Indenture)

THE BANK OF NEW YORK MELLON as Trustee
By:
Name:
Title:

(Signature page to Supplemental Indenture)